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                             March 3, 2021

       Theodore T. Wang
       Co-Founder, Chairman and Chief Executive Officer
       Angel Pond Holdings Corp
       950 Third Avenue, 25th Floor
       New York, NY 10022

                                                        Re: Angel Pond Holdings
Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
4, 2021
                                                            CIK No. 0001842430

       Dear Mr. Wang:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement Submitted February 4, 2021

       Effecting Our Initial Business Combination
       Manner of Conducting Redemptions, page 124

   1. Noting the disclosure that "each public shareholder may elect to redeem their public shares irrespective of
whether they vote for or against the proposed transaction," please revise to address
abstentions. If public stockholders must vote for or against a proposed business combination in
order to be able to redeem their shares, please revise your
                                                        Summary section, along
with other applicable sections in the prospectus to prominently disclose this.
 Theodore T. Wang
FirstName
Angel PondLastNameTheodore T. Wang
            Holdings Corp
Comapany
March      NameAngel Pond Holdings Corp
       3, 2021
March2 3, 2021 Page 2
Page
FirstName LastName
Description of Securities, page 157

2. Please revise to disclose your exclusive forum provision, including whether or not the provision applies only to state law claims, or also to claims under the Exchange Act or the
         Securities Act and address whether there is any question as to whether a court would enforce the provision. See Item 202 of Regulation S-K.
       You may contact Marc Thomas at 202-551-3452 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance